SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number Four
To
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value, and
(Title of Classes of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Stewart Wallach CHDT Corporation 350 Jim Moran Blvd., Suite 120 Deerfield Beach, Florida 33442 (954) 252-3440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2010
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stewart Wallach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) ___
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock: 116,821,397
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER Common Stock: 116,821,397
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Common Stock: 116,821,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 18%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Amendment Number Four to the statement on Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.	Identity and Background.

(a) This statement is filed by Stewart Wallach (the “Reporting Person” or “Mr. Wallach”).  The Reporting Person is a natural person and the Chief Executive Officer and director of the Company and its operating subsidiary, Capstone Industries, Inc. (“Capstone”).
 (b) The address of the principal business office of the Reporting Person is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442.
 (c) The principal business of the Reporting Person is to act as the Chief Executive Officer and  director of the Company and its Capstone operating subsidiary.  Mr. Wallach also has interests and roles in other businesses.
 (d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
 (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
 (f) Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

(a) The Reporting Person issued 7,804,884 shares of Common Stock to Howard Ullman, the Chairman of the Board of Directors of the Company and a principal shareholder of the Company’s Common Stock, on June 8, 2010 and an existing June 2008 purchase agreement.

(b)-(d)  Not applicable.
(e)       Not applicable.
(f)-(i)  Not applicable.
(j)   Not applicable.
Item 5.	Interest in Securities of the Issuer.

(a)
As of the date of this Amendment Number Ten to the Schedule 13D, the Reporting Person beneficially owns 116,821,397 shares of Common Stock, representing approximately 18% of the outstanding shares of Common Stock as of June 8, 2010 (based on 648,632,786 shares outstanding).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
None

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 15, 2010

By:	/s/ Stewart Wallach
Name:	Stewart Wallach

Exhibit Number	Description
None